Exhibit 20

NEWS FROM TAYLOR DEVICES, INC.
SHAREHOLDER LETTER, SPRING 2009

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES.  WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION.  COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM:     FINANCIAL RESULTS

Taylor Devices completed the third quarter of its fiscal year on February 28, 2009.  Comparative, unaudited, financial results for the third quarter and nine month periods are as follows:

THIRD QUARTER	F/Y 08-09	F/Y 07-08
SALES	$3,718,629	$4,926,252
NET INCOME	$31,346	$365,009
EARNINGS PER SHARE	1¢	12¢

NINE MONTHS	F/Y 08-09	F/Y 07-08
SALES	$12,279,862	$13,610,843
NET INCOME	$235,363	$826,548
EARNINGS PER SHARE	7¢	26¢

SHARES OUTSTANDING	3,222,095	3,156,061

Sales and revenues for the quarter and year-to-date are reduced from last year=s all time record highs.  This is attributed to a decline in orders from the construction markets due to the current economic recession.  This has been offset somewhat by recent increases in orders for the Company=s aerospace and military products.  Taylor Devices=firm order backlog has increased in the quarter to $12.4 million compared to $10.1 million on November 30, 2008.

ITEM:     NEW ORDER ANNOUNCEMENTS ~ SEISMIC

#    ASE 1 Mihai Eminescu Building BBucharest, Romania

This stately building in Bucharest is being retrofitted with 142 Taylor Dampers, each rated at up to 110 tons of output force.

#    New Building Dampers BDubai, UAE

A new construction project utilizing a series of 36 Taylor Tuned Mass Damper Systems for control of wind motion.

#    Marubeni Nihonbashi Nomura Building BTokyo, Japan

Marubeni Constructors are erecting a new 21-floor office building in Tokyo.  A total of 52 Taylor  Seismic Dampers are used within the building, each damper being rated at up to 225 tons of force using diagonal brace elements.

#    Farglory H63 and H65 Residences BTaipei, Taiwan, ROC

Four new 14-15 floor residential towers are being constructed using heavy reinforced concrete construction.  A total of 98 Taylor Seismic Dampers will be used on the buildings, each rated at 60 tons of output force.  The dampers are used both for seismic protection and occupant comfort during wind storms.

#    Sunrise Golf and Country Club Residence BTaipei, Taiwan, ROC

This new 34-story steel and reinforced concrete structure will be using 104 Taylor Seismic Dampers for seismic and wind-storm protection.

#    Westfield San Francisco Centre BSan Francisco, CA

Nordstrom and Bloomingdales are the anchor tenants in this 500,000 sq. ft. upscale urban shopping center located at 865 Market Street.  The 9-story building was constructed in 1988, just prior to the 1989 Loma Prieta (World Series) earthquake that caused severe damage throughout the Bay area.  The building is now being retrofitted with 50 Taylor Seismic Dampers, each rated at up to 220 tons of force.

#    Vought Aircraft Hangar BLos Angeles, CA

This expansive aircraft manufacturing facility is undergoing a seismic retrofit.  A total of 160 Taylor Seismic Dampers rated at 100 tons force will be utilized for seismic energy dissipation.

ITEM:     NEW ORDER ANNOUNCEMENTS  ~ AEROSPACE/MILITARY

#    New European Missile Launch System

The Company has recently been selected to develop and produce an electronically controlled suspension system for a ground-based missile launch vehicle.  The new weapons system will be used for both anti-aircraft and anti-missile defense.  Funding is provided by a European consortium with initial delivery scheduled in late 2009.  If successful, a large production order is anticipated.

#    M777 Howitzer Shock Absorbers and Shock Isolators

Taylor Devices has received a large follow-on order for production of both recoil shock absorbers and sighting system isolators used on the M777 Towed Howitzer, a lightweight 155mm artillery piece that can be easily and quickly moved from one location to another.  The system is used by both the U.S. Marine Corps and the Canadian forces and has been very successful in battles fought over the past few years in Afghanistan.

#    U.S. Navy Standard Missile Isolators

The Company has recently received a substantial follow-on contract for shock isolators used on the Standard Missile.  The initial production order for this program was announced in Taylor Devices=Spring 2008 Shareholder Letter.

#    Naval Navigation Systems

Taylor Devices has received orders for another 28 shipsets of its patented Tension-Compression Shock Isolators used on shipboard navigators of the ring-laser and fiber optic gyro types.  These Taylor products are used to protect the navigator against transmitted shock when the ship is under attack.  After the explosive shock wave has dissipated, the isolators reposition the navigator precisely to its pre-attack alignment with the ship=s keel.

ITEM:     NEW PUBLICATIONS

The following technical papers by members of Taylor Devices=professional staff have recently been published:

#    Duflot, P., Taylor, D.P., AExperience and Practical Considerations in the Design of Viscous Dampers,@Footbridge Vibration Design, CRC Press, London, UK, Part II, Chapter 10, pp 179-192

#    Taylor, D.P., Metzger, J., AStructural Control Using Hybrid Spring-Damper Isolator with Integral Gapping Function,@Proceedings of the 79th Shock and Vibration Symposium

#    Dyck, J., Nagarajaiah, S., Taylor, D.P., AVariation of Supplemental Stiffness and Damping Using Adjustable Fluid Spring and Damper,@Proceedings of the Fifth International Conference on Urban Earthquake Engineering, Tokyo, Japan

#    Duflot, P., Taylor, D.P.,  AModular Tuned Mass Dampers for Pedestrian Footbridges,@Proceedings of the Third International Conference on Footbridges, Porto, Portugal

#    Duflot, P., Taylor, D.P., AFluid Viscous Dampers: An Effective Way to Suppress Pedestrian-Induced Motions in Footbridges,@Proceedings of the Third International Conference on Footbridges, Porto, Portugal

#    Duflot, P., Taylor, D.P., AExperience and Practical Considerations in the Design of Viscous Dampers,@Proceedings of the Third International Conference on Footbridges, Porto, Portugal

#    Washiyama, Yuji, AVibration Control Technologies Abroad,@Journal of the Japan Structural Consultants Association, Tokyo, Japan.

As can be seen by the titles and publishers, the Company has been concentrating its efforts on dampers and isolators used on pedestrian bridges.  This market segment started with our solution to vibration problems observed on the Millennium Bridge in London, England.  This bridge was first opened to the public in 2000 and closed after only a short time in service due to excessive swaying from groups of walking pedestrians.  The bridge was subsequently retrofitted with Taylor Dampers, eliminating the swaying problem.

                                                                                            By: /s/Douglas P. Taylor
                                                                                                    Douglas P. Taylor
                                                                                                    President